# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dominari Holdings Inc., CIK 0000012239
CUSIP: 008875304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 725 Fifth Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002016181

## Reporting persons
- Donald J. Trump Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,398,414; shared voting power 0; sole dispositive power 1,398,414; shared dispositive power 0; aggregate amount beneficially owned 1,398,414 (5.77% of the class)
  Comment: (1) The 1,398,414 shares of common stock of the Issuer beneficially owned and referred to in Rows 5, 7, and 9 represents 1,398,414 shares of common stock owned as of September 14, 2026. (2) The percentage in Row 11 is based on 24,243,646 shares of common stock of the Issuer issued and outstanding as of August 11, 2026.

## Item 1. Issuer
Name of issuer: Dominari Holdings Inc.
Address of issuer's principal executive offices: 725 Fifth Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Donald J. Trump Jr.
Address of principal business office or, if none, residence: 115 Eagle Tree Terrace, Jupiter, Florida 33477
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On August 18, 2026, the Reporting Person acquired 216,138 shares of common stock of the Issuer upon the exercise of 216,138 Series A warrants, which were issued pursuant to a warrant inducement transaction with the Issuer. As of September 14, 2026, the Reporting Person may be deemed to beneficially own 1,398,414 shares of common stock of the Issuer. The percentage of the shares of common stock beneficially owned by the Reporting Person is based on the (i) total of 1,398,414 shares of common stock owned as of September 14, 2026, divided by (ii) the sum of 24,243,646 shares of common stock of the Issuer issued and outstanding as of August 11, 2026.
Percent of class: The 1,398,414 shares of common stock of the Issuer beneficially owned by the Reporting Person constituted approximately 5.77% of the total shares of common stock of the Issuer issued and outstanding as of August 11, 2026. The percentage of the shares of common stock beneficially owned by the Reporting Person is based on the (i) total of 1,398,414 shares of common stock owned as of September 14, 2026, divided by (ii) the sum of 24,243,646 shares of common stock of the Issuer issued and outstanding as of August 11, 2026.
Sole power to vote or to direct the vote: 1,398,414.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,398,414.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Donald J. Trump Jr.: /s/ Donald J. Trump Jr., Donald J. Trump Jr. (09/16/2026)